Exhibit 99.1

Neptune Reports Fourth Quarter and Fiscal 2021 Results

Announces First Quarter Revenue Range of $10 to $12 Million

LAVAL, QC, July 15, 2021 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose-driven lifestyle brands, today announced its financial and operating results for the three-month and twelve-month periods ending March 31, 2021.

Fourth Quarter and Full Year Financial Highlights

  Reported fourth quarter revenue of $6.8 million compared to $9.5 million in the comparable period in fiscal 2020 and was a 127% acceleration versus the third quarter 2021 reported revenue of $3.3 million. Reported fiscal year 2021 revenue of $46.8 million, which increased 58% versus the full fiscal year 2020 of $29.6 million.
  Reported fourth quarter gross profit loss of $24.8 million compared to a reported gross profit loss of $1.1 million in the comparable period in fiscal 2020 and reported fiscal year 2021 gross profit loss of $36.2 million compared to a gross profit loss of $1.8 million for the fiscal year 2020.
  Reported fourth quarter net loss of $60.3 million compared to a reported net loss of $39.2 million in the comparable period in fiscal 2020 and reported fiscal year 2021 net loss of $168.6 million compared to a net loss of $60.9 million for the fiscal year 2020.
  Adjusted EBITDA loss for the fourth quarter was $38.2 million compared to an Adjusted EBITDA loss of $5.8 million in the comparable period in fiscal 2020. Adjusted EBITDA loss for fiscal year 2021 was $52.7 million compared to an Adjusted EBITDA loss of $19.9 million for the fiscal year 2020.

"Fiscal 2021 was the most challenging year in Neptune's history due to the global pandemic and our transformation into a diversified, health and wellness CPG company," said Michael Cammarata, President and Chief Executive Officer of Neptune Wellness. "As indicated in our first quarter revenue range of $10 to $12 million, we are now positioned to accelerate top-line growth and leverage costs. Neptune will continue driving organic brand growth through increased distribution and innovation, complimented by strategic, accretive acquisitions, which should lead to improved margins, and ultimately outsized shareholder returns longer-term."

Fourth Quarter Business Highlights

  Entered an agreement with Société québécoise du cannabis ("SQDC"), Quebec's sole legal retailer for recreational cannabis, for the sale of recreational cannabis products, which will be sold under the PanHash brand.
  Received amended license by Health Canada to sell dried cannabis flower and pre-rolled cannabis in Canada.
  Developed and licensed CoQ10-enhanced and CBD-enhanced fish oil supplements using our MaxSimil technology and licensed to existing customers.
  Acquired majority stake in Sprout Food, an organic baby and toddler snack food company. Sprout is currently the #5 organic baby food brand in the U.S. and #3 on Amazon.
  Raised gross proceeds of US$55 million in an equity offering to a syndicate of institutional investors.

Subsequent Events and Business Updates

  Entered a supply agreement with Alberta Gaming, Liquor and Cannabis ("AGLC"), the wholesaler and sole online retailer for recreational cannabis in Alberta. Combined with other provincial supplier agreements, Neptune can now sell recreational cannabis products, under its Mood Ring and PanHash brands, to nearly 1,900 licensed retail locations across Alberta, British Columbia, Ontario, and Quebec.
  Launched High-CBD capsules and oil under the PanHash brand in Quebec.
  Launched three new Mood Ring SKU's, including dried flower in the province of British Columbia. Mood Ring Florida Citrus Kush is Neptune's first branded flower product.
  Began selling Sprout organic baby foods into substantially all Target stores in the U.S. and Walmart.com, significantly increasing the brand's distribution.
  Announced a multi-year licensing agreement between Sprout and CoComelon. With more than 110 million YouTube subscribers, CoComelon is the #1 children's entertainment and educational show in the world.
  Given the first quarter of fiscal 2022 has ended, management announced it expects revenue for the fiscal quarter ended June 30th to be within a range of $10 to $12 million. If achieved, this would represent a sequential growth rate of about 47% to 76% versus the fourth quarter reported revenue of $6.8 million.

Conference Call Details

Neptune will host a conference call with management on Thursday, July 15th at 5:00 PM EST. The call will be webcast and can be accessed at www.investors.neptunewellness.com. To listen to the live call, please go to the website at least 15 minutes early to register, download and install any necessary audio software. The webcast will be archived for approximately 30 days.

The audited consolidated financial statements of Neptune Wellness Solutions Inc., which were prepared in accordance with IFRS, and the management discussion and analysis report for the year ended on March 31, 2021 have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, and may also be found on our investor relations website at www.investors.neptunewellness.com. All amounts are in Canadian dollars except if specified otherwise.

The Company restated its previously reported condensed consolidated interim financial statements as at and for the three-month and six-month periods ended September 30, 2020 and as at and for three-month and nine-month periods December 31, 2020 with respect to recognition of revenue relating to two transactions, for which revenues were recognized during the three-month period ended September 30, 2020, that did not meet the conditions for recognition of revenue pursuant to the guidance of IFRS 15, specifically related to transfer of control of goods. Accordingly, the cost of sales, trade receivables and inventories were adjusted. The related inventories were written down during the third and fourth quarters of fiscal year 2021, resulting in a restatement for the three-month and nine-month periods ended December 31, 2020.

About Neptune Wellness Solutions Inc.

Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness. Neptune is focused on building a portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled to quickly adapt to consumer demand and bring new products to market through its mass retail partners and e-commerce channels. For additional information, please visit: https://neptunewellness.com/.

Disclaimer – Safe Harbour Forward–Looking Statements

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties and other factors that may cause actual results, performance and achievements of Neptune Wellness Solutions to be materially different from any future results, performance or achievements expressed or implied by the said forward-looking statements.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

NEPTUNE WELLNESS SOLUTIONS INC.
Consolidated Statements of Financial Position
As at March 31, 2021 and 2020

	March 31,	March 31,
	2021	2020
Assets

Current assets:
Cash and cash equivalents	$75,167,100	$16,577,076
Short-term investment	24,050	36,000
Trade and other receivables	10,887,748	10,793,571
Prepaid expenses	4,631,422	2,296,003
Inventories	21,754,147	9,092,538
	112,464,467	38,795,188

Property, plant and equipment	46,913,688	60,028,574
Right-of-use assets	3,541,147	1,386,254
Intangible assets	32,606,969	25,518,287
Goodwill	31,974,526	42,333,174
Tax credits recoverable	—	184,470
Other assets	7,243,774	530,000
Total assets	$234,744,571	$168,775,947

Liabilities and Equity

Current liabilities:
Trade and other payables	$24,975,764	$12,451,669
Lease liabilities	288,947	450,125
Loans and borrowings	—	3,180,927
Deferred revenues	2,499,376	17,601
Provisions	2,820,995	1,115,703
	30,585,082	17,216,025

Lease liabilities	3,626,574	1,141,314
Long-term payables	—	555,440
Deferred tax liabilities	—	5,015,106
Liability related to warrants	9,879,980	—
Loans and borrowings	14,211,339	—
Other liability	2,258,449	1,217,769
Total liabilities	60,561,424	25,145,654

Equity:
Share capital	379,643,670	213,876,454
Warrants	23,947,111	18,597,776
Contributed surplus	71,991,328	69,173,313
Accumulated other comprehensive income	1,202,409	5,517,376
Deficit	(330,681,375)	(163,534,626)
Total equity attributable to equity holders of the Corporation	146,103,143	143,630,293

Non-controlling interest	28,080,004	—
Total equity attributable to non-controlling interest	28,080,004	—
Total equity	174,183,147	143,630,293

Commitments and contingencies
Total liabilities and equity	$234,744,571	$168,775,947

NEPTUNE WELLNESS SOLUTIONS INC.
Consolidated Statements of Loss and Comprehensive Loss
For the years ended March 31, 2021 and 2020

	March 31, 2021	March 31, 2020
Revenue from sales and services	$45,304,176	$27,722,571
Royalty revenues	1,467,327	1,630,717
Other revenues	38,339	224,516
Total revenues	46,809,842	29,577,804

Cost of sales	(83,005,929)	(31,416,251)
Gross profit	(36,196,087)	(1,838,447)

Research and development expenses, net of tax credits and grants of $16,227 (2020 - $73,930)	(2,155,332)	(2,870,497)
Selling, general and administrative expenses	(88,196,284)	(64,664,389)
Impairment loss related to property, plant and equipment	(14,211,673)	—
Impairment loss related to right-of-use assets	(142,345)	—
Impairment loss related to goodwill	(35,567,246)	(85,548,266)
Loss from operating activities	(176,468,967)	(154,921,599)

Finance income	1,091,882	151,219
Finance costs	(2,471,281)	(583,707)
Foreign exchange gain (loss)	(5,344,763)	1,883,999
Revaluation of derivatives	10,000,929	—
Change in fair value of contingent consideration	—	97,208,166
	3,276,767	98,659,677
Loss before income taxes	(173,192,200)	(56,261,922)

Income tax recovery (expense)	4,598,577	(4,601,340)
Net loss	(168,593,623)	(60,863,262)

Other comprehensive income
Unrealized gains on investments	192,279	1,320,431
Net change in unrealized foreign currency losses on translation of net investments in foreign operations	(4,805,991)	3,438,879
Total other comprehensive income (loss)	(4,613,712)	4,759,310

Total comprehensive loss	$(173,207,335)	$(56,103,952)

Net loss attributable to:
Equity holders of the Corporation	$(167,146,749)	$(60,863,262)
Non-controlling interest	(1,446,874)	—
Net loss	$(168,593,623)	$(60,863,262)

Total comprehensive loss attributable to:
Equity holders of the Corporation	$(171,461,716)	$(56,103,952)
Non-controlling interest	(1,745,619)	—
Total comprehensive loss	$(173,207,335)	$(56,103,952)

Basic and diluted loss per share attributable to the equity holders of the Corporation	$(1.38)	$(0.68)

Basic and diluted weighted average number of common shares	121,277,033	89,972,395

ADJUSTED EBITDA

Although the concept of Adjusted EBITDA is not a financial or accounting measure defined under IFRS and it may not be comparable to other issuers, it is widely used by companies. Neptune obtains its Adjusted EBITDA measurement by adding to net loss, net finance costs and depreciation and amortization, and by subtracting income tax recovery. Other items such as stock-based compensation, non-employee compensation related to warrants, litigation provisions, acquisition costs, signing bonuses, severances and related costs, impairment losses, write-downs, revaluations, and changes in fair values of the Corporation are also added back as they may vary significantly from one period to another. Adjusting for these items does not imply they are non-recurring.

Adjusted EBITDA1 reconciliation, in thousands of dollars

	Three-month periods ended		Twelve-month periods ended
	March 31,	March 31,	March 31,	March 31,
	2021	2020	2021	2020

Net income (loss) for the period	$(60,328)	$(39,239)	$(168,594)	$(60,863)
Add (deduct):
Depreciation and amortization	3,360	2,612	11,725	8,384
Acceleration of amortization of long-lived non-financial assets	—	—	13,953	—
Revaluation of derivatives	(4,635)	—	(10,001)	—
Net finance costs	(11,752)	(1,545)	6,724	(1,452)
Stock-based compensation	3,340	3,356	13,069	16,595
Non-employee compensation related to warrants	238	17,544	5,349	18,598
Provisions	1,145	62	1,705	293
Acquisition costs	396	—	396	2,211
Signing bonuses, severances and related costs	—	—	601	1,263
Cybersecurity incident	—	—	1,983	—
Write-down of inventories and deposits	17,683	2,082	25,074	2,082
Impairment loss on long-lived assets	12,213	41,452	49,921	85,548
Change in fair value of contingent consideration	—	(36,782)	—	(97,208)
Income tax expense (recovery)	91	4,675	(4,599)	4,601
Adjusted EBITDA[1]	$(38,249)	$(5,783)	$(52,694)	$(19,948)

Please note that non-employee compensation related to warrants and signing bonuses are new additions to the Company's calculation methodology since the quarter ended September 30, 2020.  Signing bonuses did not occur previously, so no restatement of the previous periods was needed, but there were non-employee compensation expenses related to warrants in previous quarters; consequently, the amounts for the years ended March 31, 2021 and 2020 reflect the sum of those expenses for all quarters of respective fiscal years. Please also note that the change in fair value of the contingent consideration and the write-down of inventories and deposits were also added to the calculation of the adjusted EBITDA for the comparative periods.

____________________
1.The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Steve West, Vice President, Investor Relations, investors@neptunecorp.com, 888-664-9166

CO: Neptune Wellness Solutions Inc.

CNW 16:01e 15-JUL-21